UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 2011

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

We inform the following material event regarding the Company, its business,  public securities or offering, and by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions of General Rule No. 30 of the Chilean Superintendency of Securities and Insurance:

INTERIM DIVIDEND N° 179

As authorized by the Regular Shareholders’ Meeting held April 27, 2011, the Board in its meeting held December 20, 2011, resolved to distribute the following amounts as interim dividend N° 179:

a)                                      $8.50 (eight pesos and fifty cents) per Series A share; and,

b)                                     $9.35 (nine pesos and thirty five cents) per Series B share.

This dividend will be paid on account of income from the 2011 fiscal year, and will be available to shareholders beginning January 23, 2012.  The Shareholders’ Registry will close on January 17, 2012 for payment of this dividend.

Santiago, December 21, 2011

/s/ Jaime Cohen A.
Chief Legal Officer
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, December 21, 2011